UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tyme Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90238J103

(CUSIP Number)

Syros Pharmaceuticals, Inc.

35 CambridgePark Drive, 4th Floor

Cambridge, MA 02140

(617) 744-1340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33938T104

1	NAMES OF REPORTING PERSONS Syros Pharmaceuticals, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 17,819,723 (1)(2)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 17,819,723 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,819,723 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	See Item 5 of this Schedule 13D.
(2)

Beneficial ownership of the 17,819,723 shares of Common Stock referenced above is being reported hereunder solely because Syros Pharmaceuticals, Inc. may be deemed to have beneficial ownership of such shares of Common Stock as a result of the Support Agreements (as defined below) with certain stockholders of Tyme Technologies, Inc. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Syros Pharmaceuticals, Inc. that it is the beneficial owner of such shares of Common Stock for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.0001 par value per share (the “Common Stock”), of Tyme Technologies, Inc. (“Tyme”), a Delaware corporation. The principal executive offices of Tyme are located at 1 Pluckemin Way, Suite 103, Bedminster, New Jersey 07921.

Item 2. Identity and Background.

The name of the person filing this statement is Syros Pharmaceuticals, Inc. (“Syros” or the “Reporting Person”), a corporation incorporated under the laws of the State of Delaware. Tyme is an emerging biotechnology company developing cancer-metabolism based therapeutics. The principal business address and principal office address of Syros is 35 CambridgePark Drive, 4th Floor, Cambridge, Massachusetts 02140.

As of July 13, 2022, the name, business address, present principal occupation or employment and citizenship of each director and executive officer of Syros are set forth on Schedule I hereto and incorporated herein by reference.

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule I hereto have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As described in Item 4, the shares of Common Stock beneficially owned by the Supporting Stockholders pursuant to which the Reporting Person may be deemed to have beneficial ownership of have not been purchased by the Reporting Person, and thus no funds were used for such purpose, and the Reporting Person has not paid any monetary consideration to the Supporting Stockholders in connection with the execution and delivery of the Support Agreements. For a description of the Support Agreements, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4. Purpose of Transaction.

Merger Agreement

On July 3, 2022, Syros, Tack Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Syros (“Merger Sub”), and Tyme, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Tyme, with Tyme continuing as a wholly owned subsidiary of Syros and the surviving corporation of the merger (the “Merger”). The Merger, together with the Private Placement (as defined below), is intended to be tax free for U.S. federal income tax purposes to Tyme stockholders.

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, (a) each then outstanding share of Tyme common stock will be converted into the right to receive a number of shares of Syros’ common stock (subject to the payment of cash in lieu of fractional shares and subject to adjustment in the event of any reverse stock split that may be effectuated by Syros in connection with the transactions) calculated in accordance with the Merger Agreement (the “Exchange Ratio”); and (b) each then outstanding Tyme stock option and warrant to purchase Tyme common stock will be assumed by Syros, subject to adjustment as set forth in the Merger Agreement.

Upon the closing of the Merger, Syros expects to issue approximately 74.3 million shares of Syros’ common stock to Tyme stockholders, assuming that Tyme net cash as of the closing of the Merger is approximately $60 million and Tyme stockholders are expected to receive approximately 0.4312 shares of Syros’ common stock for each share of Tyme common stock. The number of shares to be issued in the Merger and the Exchange Ratio will be subject to adjustment based on the amount of Tyme’s net cash at the closing of the Merger and the number of shares of Tyme common stock outstanding at the closing of the Merger.

In connection with the Merger, Syros will seek the approval of its stockholders to (a) issue the shares of Syros’ common stock issuable in connection with the Merger and the Private Placement under the rules of The Nasdaq Stock Market LLC (“Nasdaq”) and (b) amend its certificate of incorporation to authorize sufficient shares of Syros’ common stock to permit Syros to issue the shares of Syros’ common stock in connection with the Merger and the Private Placement (the “Syros Voting Proposals”).

Each of Syros and Tyme has agreed to customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants relating to (1) using commercially reasonable efforts to obtain the requisite approval of its stockholders, (2) non-solicitation of alternative acquisition proposals, (3) the conduct of their respective businesses during the period between the date of signing the Merger Agreement and the closing of the Merger, (4) Syros causing the shares of Syros’ common stock to be issued in connection with the Merger to be approved for listing on Nasdaq prior to the closing of the Merger, and (5) Syros and Tyme filing with the U.S. Securities and Exchange Commission a joint proxy statement/prospectus to solicit the requisite stockholder approvals and Syros causing to become effective a registration statement to register the shares of Syros’ common stock to be issued in connection with the Merger (the “Registration Statement”).

Consummation of the Merger is subject to certain closing conditions, including, among other things, (1) approval by Syros’ stockholders of Syros Voting Proposals, (2) approval by the Tyme stockholders of the adoption of the Merger Agreement, (3) the effectiveness of the Registration Statement, and (4) Nasdaq’s approval of the listing of the shares of Syros’ common stock to be issued in connection with the Merger. Each party’s obligation to consummate the Merger is also subject to other specified customary conditions, including the representations and warranties of the other party being true and correct as of the date of the Merger Agreement and as of the closing date of the Merger, generally subject to an overall material adverse effect qualification, and the performance in all material respects by the other party of its obligations under the Merger Agreement required to be performed on or prior to the date of the closing of the Merger. Tyme’s obligation to consummate the Merger also is subject to the completion of the Private Placement with gross proceeds to Syros of at least $100 million.

The Merger Agreement contains specified termination rights of each of Syros and Tyme. Upon termination of the Merger Agreement under specified circumstances, Syros may be required to pay Tyme a termination fee of $2,068,000 and Tyme may be required to pay Syros a termination fee of $2,443,000. Each party is obligated to hold a meeting of its stockholders in connection with the Merger notwithstanding any change by such party’s Board of Directors in its recommendation with respect to the Merger.

Syros has agreed that, prior to the effective time of the Merger, Tyme will have the right to nominate a member to the Board of Directors of Syros, subject to such nominee meeting Syros’ existing director qualification criteria.

Support Agreements

In connection with the execution of the Merger Agreement, Syros and Tyme entered into Support Agreements, dated July 3, 2022 (the “Support Agreements”) with (i) Christine Baker, (ii) James Biehl, (iii) David Carberry, (iv) Richard Cunningham, (v) Donald W. DeGolyer, (vi) Eagle Pharmaceuticals, Inc., (vii) Jonathan Eckard, (viii) Barbara Galaini, (ix) Douglas A. Michels, (x) Frank L. Porfido, (xi) Gerald Sokol and (xii) Timothy C. Tyson, in their capacities as stockholders of Tyme (the “Supporting Stockholders”). The Supporting Stockholders collectively beneficially own 17,819,723 shares of Tyme common stock, or approximately 9.9% of the outstanding common stock of Tyme. Pursuant to which each Supporting Stockholder has agreed to, among other things, vote all of their shares in Tyme that they own as of the record date for the applicable stockholder meeting (i) in favor of the adoption of the proposals required for the Merger, (ii) against any competing acquisition proposal, and (iii) against any proposal, action or agreement that would reasonably be expected to impede, interfere with, delay or postpone, prevent or otherwise impair the Merger or the other transactions contemplated by the Merger Agreement.

Tyme has also entered into certain voting agreements with each of Steve Hoffman and Michael Demurjian, by which each has agreed to vote all shares of Tyme common stock beneficially owned by him in accordance with the recommendation of Tyme’s board of directors with respect to any matter presented to Tyme’s stockholders. Syros is not a party to these agreements and the shares held by Messrs. Hoffman and Demurjian are not reported on this Schedule 13D.

In the event that any Supporting Stockholder fails to vote their shares in accordance with the foregoing, each Supporting Stockholder shall be deemed to have irrevocably granted to, and appointed, Tyme, and any individual designated in writing by Tyme, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares at any meeting of the Syros stockholders called with respect to any of the matters specified in, and in accordance and consistent with the Support Agreement.

The number of shares of Common Stock that Syros may be deemed to beneficially own as a result of the Support Agreements as of the date of those agreements is 17,819,723.

The foregoing descriptions of the Support Agreements does not purport to be complete and are qualified in its entirety by reference to the full text of the Support Agreements, copies of which are attached as Exhibits 2 through 7 hereto and incorporated herein by reference.

Other Agreements

Concurrently with execution of the Merger Agreement, Syros entered into a definitive agreement with various investors providing for a private placement of approximately $130 million of shares of Syros Common Stock at the Syros Per Share Price (the “Private Placement”). The obligation of the investors to complete the Private Placement is conditioned upon the satisfaction of all conditions to close the Merger.

Certain executive officers and directors of Syros and Tyme have entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which, subject to specified exceptions, they agreed not to transfer their shares of Syros’ common stock for the 90-day period following the closing of the Merger. In addition, each of Syros and Tyme is obligated under the Merger Agreement to use commercially reasonable efforts prior to the closing of the Merger to obtain a Lock-Up Agreement from any person who will serve as a director or officer of Syros following completion of the Merger.

General

Except as described in this Schedule 13D and in connection with the transactions contemplated by the Merger Agreement and the Support Agreements, neither Syros nor, to the knowledge of Syros, any of the persons set forth on Schedule I hereto, has any plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D (although Tyme and each person listed on Schedule I hereto reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

(a) and (b). The beneficial ownership percentages described in this Schedule 13D are based on 172,206,894 shares of Common Stock deemed to be outstanding as of June 30, 2022, as reported by Tyme in the Merger Agreement.

Immediately prior to the execution of the Support Agreements, the Reporting Person did not own any shares of Common Stock. However, as a result of the entry into the Support Agreements on July 3, 2022, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Act, the Reporting Person may be deemed to have shared beneficial ownership with respect to a total of 17,819,723 shares of Common Stock, representing the sum of the outstanding shares of Common Stock individually beneficially owned by the Supporting Stockholders as represented by the Supporting Stockholders in the Support Agreements, which represents in the aggregate approximately 9.9% of the shares of Common Stock deemed to be outstanding as described in the prior paragraph. Items 7 through 11 of the cover page of this Schedule 13D and the footnotes thereto are incorporated herein by reference.

Except as set forth above, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons named in Schedule I hereto, beneficially owns any shares of Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the shares of Tyme common stock held by the Supporting Stockholders for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as described herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule I hereto has effected any transaction in the shares of Common Stock during the past 60 days.

(d) Except with reference to the Merger Agreement and the Support Agreements and the transactions contemplated by those agreements, and except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule I hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Syros reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated into this Item 6 by reference.

Except for the agreements and transactions described in this Schedule 13D, to the knowledge of the Reporting Person, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Exhibit Name

1	Agreement and Plan of Merger, dated July 3, 2022, by and among Syros Pharmaceuticals, Inc., Tack Acquisition Corp. and Tyme Technologies, Inc.

2	Form of Tyme Support Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2022

Syros Pharmaceuticals, Inc.

By:	/s/ Nancy Simonian
Name: Nancy Simonian, M.D.
Title: President & Chief Executive Officer

SCHEDULE I

Directors and Executive Officers of

Syros Pharmaceuticals, Inc.

The following table sets forth certain information with respect to the directors and executive officers of Syros Pharmaceuticals, Inc. The business address of each director and executive officer is c/o Syros Pharmaceuticals, Inc., 35 CambridgePark Drive, 4th Floor, Cambridge, MA 02140

Directors
Name	Present Principal Occupation or Employment	Citizenship
Peter Wirth	Former EVP, Legal and Corporate Development of Genzyme (retired)	United States

Srinivas Akkaraju, M.D., Ph.D.	Founder and Managing General Partner of Samsara BioCapital	United States

Mark Alles	Former Chairman and CEO of Celgene Corp. (retired)	United States

Deborah Dunsire, M.D.	President and Chief Executive Officer of H. Lundbeck A/S	United States

S. Gail Eckhardt., M.D.	Chair of the Department of Oncology at University of Texas at Austin’s Dell Medical School	United States

Marsha H. Fanucci	Former Chief Financial Officer, Millennium Pharmaceuticals (retired)	United States

Amir Nashat, Ph.D.	Managing Partner of Polaris Venture Partners	United States

Phillip Sharp, Ph.D.	Institute Professor at Massachusetts Institute of Technology	United States

Richard A Young, Ph.D.	Member of the Whitehead Institute	United States

Executive Officers
Name	Present Principal Occupation or Employment	Citizenship

Nancy A. Simonian, M.D.	President & Chief Executive Officer of Syros	United States

Conley Chee	Chief Commercial Officer of Syros	United States

Jason Haas	Chief Financial Officer of Syros	United States

Eric R. Olson, Ph.D.	Chief Scientific Officer and Secretary of Syros	United States

David A. Roth, M.D.	Chief Medical Officer of Syros	United States

Kristin Stephens	Chief Development Officer of Syros	United States